BB 3/17

UNITEDSTATES
:URITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

05038517

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.NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 1 2005 WASH, D.C. 212 SECTION

SEC FILE NUMBER
8-65837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Devenir, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6385 OLD SHADY OAK ROAD, SUITE 270
(No. and Street)

EDEN PRAIRIE (City) MINNESOTA (State) 55344 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY PENCE (952) 345-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILKERSON, GUTHMAN + JOHNSON, LTD
(Name – *if individual, state last, first, middle name*)

55 EAST 5th STREET, SUITE 1300 (Address) ST. PAUL (City) MINNESOTA (State) 55101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SO 3/22

OATH OR AFFIRMATION

I, ANTHONY J. PENCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

XXXX

LORI L. GLUTH
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2010

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEVENIR, LLC

FINANCIAL STATEMENTS, SUPPLEMENTARY INFORMATION AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2004 AND 2003

Contents

December 31, 2004 and 2003

Wilkerson, Guthmann + Johnson, Ltd.

6120 Earle Brown Drive
Suite 450
Minneapolis, MN 55430
763-560-1649 Tel
763-560-3844 Fax

55 East Fifth Street
Suite 1300
St. Paul, MN 55101-1790
651-222-1801 Tel
651-297-6929 Fax

21080 Olinda Trail North
Scandia, MN 55073
651-433-5885 Tel
651-433-4480 Fax

www.wgjcpa.com

Independent Auditor's Report

Board of Governors and Members
Devenir, LLC
Minneapolis, Minnesota

We have audited the accompanying statements of financial position of Devenir, LLC (a Delaware Limited Liability Company) as of December 31, 2004 and 2003, and the related statements of operations, members' equity (deficit), changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2004 and from inception (February 3, 2003) through December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Devenir, LLC as of December 31, 2004 and 2003 and the results of its operations and cash flows for the year ended December 31, 2004 and from inception (February 3, 2003) through December 31, 2003 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 14 20 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wilkerson, Guthmann + Johnson
Minneapolis, Minnesota
February 11, 2005

Devenir, LLC

Statements of Financial Position

December 31,		*2004*		*2003*
ASSETS				
Current				
Cash	$	14,389	$	21,340
Accounts Receivable		13,500		13,250
Accounts Receivable - Related Party		1,038		-
Prepaid Expenses		77		315
Total Current Assets		29,004		34,905
Property and Equipment				
Computer and Office Equipment		25,740		21,233
Furniture and Fixtures		34,079		23,711
Leasehold Improvements		957		957
Total Property and Equipment		60,776		45,901
Accumulated Depreciation		11,689		3,532
Net Property and Equipment		49,087		42,369
Other				
Deposit with Clearing Organization		25,000		25,000
Other Deposits		5,632		5,306
Total Other Assets		30,632		30,306
Total Assets	**$**	**108,723**	**$**	**107,580**
LIABILITIES				
Current				
Current Portion of Capitalized Leases	$	4,269	$	
Accounts Payable		5,953		2,230
Accrued Interest to Related Party		9,392		1,458
Total Current Liabilities		19,614		3,688
Long-Term				
Capitalized Leases, Net of Current Portion		6,205		-
Subordinated Notes, Payable to Related Party		125,000		25,000
Total Long -Term Liabilities		131,205		25,000
Total Liabilities		150,819		28,688
MEMBERS' EQUITY (DEFICIT)				
Members' Equity (Deficit)		(42,096)		78,892
Total Liabilities and Members' Equity (Deficit)	**$**	**108,723**	**$**	**107,580**

The accompanying notes are an integral part of these financial statements.

Devenir, LLC

Statements of Operations

Year Ended December 31,2004 and from inception (February 3, 2003) through December 31, 2003		*2004*		*2003*
Revenues				
Commissions	$	89,704	$	34,744
Investment Banking		28,500		13,250
Service Fees		2,133		319
Other		289		495
Total Revenues		120,626		48,808
Operating Expenses				
Depreciation		9,256		3,532
Employee Compensation and Benefits		159,130		31,457
Licenses and Permits		27,679		14,983
Marketing and Promotional		15,874		26,242
Occupancy		77,582		22,743
Office		16,708		13,961
Pershing Brokerage and Custodial Service Fees		29,554		10,797
Professional Fees		41,045		23,193
Travel and Entertainment		9,835		2,402
Other		2,628		19,273
Total Operating Expenses		389,291		168,583
Loss From Operations		(268,665)		(119,775)
Other Income (Expenses)				
Interest Expense		(9,127)		(1,458)
Interest Income		334		125
Other Income		6,470		-
Net Other Income (Expenses)		(2,323)		(1,333)
Net Loss	**$**	**(270,988)**	**$**	**(121,108)**

The accompanying notes are an integral part of these financial statements.

Devenir, LLC

Statements of Members' Equity (Deficit)

Year Ended December 31,2004 and from inception (February 3, 2003) through December 31, 2003		*2004*		*2003*
Members' Equity - Beginning of Period	$	78,892	$	-
Contributed Capital		150,000		200,000
Net Loss		(270,988)		(121,108)
Members' Equity (Deficit) - End of Period	**$**	**(42,096)**	**$**	**78,892**

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors

December 31,		2004		2003
Subordinated Borrowings at beginning of year	$	25,000	$	-
Add				
Subordinated Borrowings		100,000		25,000
Subordinated Borrowings at December 31	**$**	**125,000**	**$**	**25,000**

The accompanying notes are an integral part of these financial statements.

Devenir, LLC

Statements of Cash Flows

Year Ended December 31, 2004 and from inception (February 3, 2003) through December 31, 2003	*2004*	*2003*
Cash Flows From Operating Activities		
Net Loss	$ (270,988)	$ (121,108)
Adjustments to Reconcile Net Loss to Net Cash Used In Operating Activities		
Depreciation	9,256	3,532
Loss on Disposal of Equipment	1,184	-
Changes in Operating Assets and Liabilities		
Accounts Receivable	(250)	(13,250)
Accounts Receivable - Related Party	(1,038)	-
Prepaid Expenses	238	(315)
Deposits	(326)	(30,306)
Accounts Payable	3,723	2,230
Accrued Interest to Related Party	7,934	1,458
Total Adjustments	20,721	(36,651)
Net Cash Used in Operating Activities	(250,267)	(157,759)
Cash Flows From Investing Activities		
Purchase of Property and Equipment	(6,263)	(45,901)
Proceeds from Sales of Equipment	1,000	-
Net Cash Used in Investing Activities	(5,263)	(45,901)
Cash Flows From Financing Activities		
Principal Payments on Capitalized Leases	(1,421)	-
Proceeds from Issuance of Subordinated Notes, Payable to Related Party	100,000	25,000
Contributed Capital	150,000	200,000
Net Cash Provided by Financing Activities	248,579	225,000
Net Increase (Decrease) in Cash	(6,951)	21,340
Cash, Beginning of Year	21,340	-
Cash, End of Year	**$ 14,389**	**$ 21,340**
Supplemental Disclosures of Cash Flow Information		
Interest Paid	$ 1,138	$ -
Noncash Investing and Financing Activity		
Equipment Acquired under Capital Leases	$ 11,895	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Devenir, LLC (the "Company") is a "fully disclosed introducing" broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") as well as the Municipal Securities Rulemaking Board ("MSRB"). The Company is a Delaware Limited Liability Company which was organized on February 3, 2003 and terminates on February 3, 2102. The Company acquired its license on August 8, 2003 and began operations thereafter.

The Company is engaged in a single line of business as a "fully-disclosed introducing" securities broker-dealer, which engages in the following types of services, as agreed to with the NASD:

- Broker retailing corporate debt and equity securities
- Retail mutual funds
- Broker U.S. Government securities and sell municipal securities in the secondary markets
- Provide investment advisory services
- Secure private placement of securities

Securities transactions are cleared by Pershing LLC as the Company's principal.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Accounts Receivable

Accounts receivable represent the amount management expects to collect from outstanding balances. Any allowance for doubtful accounts is estimated by management based on management's judgment. No allowance for doubtful accounts has been provided at December 31, 2004 and 2003.

Property and Equipment

Property and Equipment is carried at cost and depreciated on the straight-line basis using estimated useful lives of five to seven years for equipment, furniture and fixtures. Leasehold improvements are amortized over the economic useful life of the improvements.

2. Significant Accounting Policies (continued)

Commissions

Commissions and related clearing expenses for securities transactions are recorded on a settlement-date basis.

Investment Banking

Investment banking revenues are fees earned from providing private placement, merger-and-acquisition, divestiture services and financial advisory services. These fees are recognized when the related services are completed and the income is reasonably determinable.

Income Taxes

The Company is an LLC and is treated as a pass through entity with the individual members being responsible for their share of any respective income tax benefit or liability. No provision for income taxes is provided.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2004 and 2003, there were no cash or U.S. Treasury bills with a market value segregated under the Commodity Exchange Act which represented funds deposited by customers and funds accruing to customers as a result of trades or contracts.

There were also no cash balances to be segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commissions.

4. Receivable From and Payable to Broker-Dealers and Clearing Organizations

There are no amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2004 and 2003.

5. Receivable From and Payable to Customers

Accounts receivable from and payable to customers do not include any amounts due on cash and margin transactions. Securities owned by customers are held exclusively by Pershing LLC.

6. Securities Owned and Sold, Not Yet Purchased

At December 31, 2004 and 2003, there were no securities owned and sold, but not yet purchased.

7. Capitalized Leases

Certain lease rentals relating to equipment have been capitalized.

The related assets and obligations have been recorded using interest rates stated or imputed at the inception of the lease. The leases, which are non cancelable expire from June, 2006 through June, 2007. The following is a schedule of lease property under capital leases at December 31, 2004:

Computer equipment	$ 3,676
Furniture	8,219
Accumulated Depreciation	982
Book Value	$ 10,913

The following is a schedule of future lease payments under capital lease obligations together with the present value of the net lease payments at December 31, 2004.

Year ending December 31,

2005	$ 6,096
2006	5,357
2007	1,958
Total lease payments	13,411
Less amount representing interest	2,937
Present value of net lease payments	$ 10,474

8. Subordinated Notes, Payable to Related Party

At December 31, 2004 and 2003, notes payable to related party totaled $125,000 and $25,000, respectively. The related party is Anthony Pence, a Company member. These notes are subordinated to general creditors.

These subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The $125,000 subordinated borrowings have thirty six to thirty seven month terms expiring from September 30, 2006 to June 30, 2007. Subject to NASD approval, payments on principal and interest may be made in the second year through the remaining loan term. After the one year deferral, the principal and interest may be paid evenly over the remaining term. The notes accrue simple interest at 8.25%.

Payments of principal and interest are subordinated in right of payment of all present and future creditors, whose debt arises prior to the maturity dates indicated in the preceding paragraph. Interest expense on notes payable to related party was $7,934 and $1,458 in 2004 and 2003, respectively.

Maturities of notes payable to related party as of December 31, 2004 are as follows:

Year		Amount
2005	$	0
2006		25,000
2007		100,000
Total	$	125,000

9. Financial Instruments

The Company does not employ derivative financial instruments at this time.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts would be recognized currently in the statements of operations as trading revenues. The Company does not apply hedge accounting as defined in Financial Accounting Standard Board ("FASB") Statements No. 133, Accounting for Derivation Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosure required in paragraphs 44 and 45 of the statement are generally not applicable with respect to these financial instruments.

10. Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statements of financial position at market or fair values, or at carrying amounts that approximate fair value. The carrying value and estimated fair value of the restricted borrowing financial instruments at December 31, 2004 and 2003 is $125,000 and $25,000, respectively.

The fair value estimates of the Company's long-term notes payable to related party are based upon current rates offered to the Company for debt with substantially the same characteristics and maturities.

11. Financial Instruments with Off-Balance Sheet Risk

Derivatives and Other

The Company does not enter into any transactions involving derivatives and other off-balance sheet financial instruments.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transaction. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities with a counterparty primary broker-dealer, Pershing LLC. In the event the counterparty did not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. To mitigate this risk, Pershing LLC carries SIPC Insurance and the Company carries a SIPC policy with account coverage of $500,000 of which cash coverage is limited to $100,000.

12. Commitments

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Future aggregate annual minimum rentals for office space and equipment at December 31, 2004, are as follows:

Year	Amount
2005	$ 62,950
2006	43,927
2007	3,920
	$ 110,797

Certain leases contain renewal options and escalation clauses. Rent expense for all operating leases was $72,802 and $18,492 in 2004 and 2003, respectively. The 2004 amount is net of $22,525 sublease income. The Company subleased a portion of its office space beginning in May, 2004 under a sublease cancelable upon sixty days notice.

13. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004 and 2003, the Company had net capital of $13,570 and $42,652, respectively which was $8,570 and $37,652 in excess of its required net capital of $5,000 at those dates. The Company's net capital ratio was 1.903 to 1 and .086 to 1 on December 31, 2004 and 2003, respectively.

14. Subsequent event

Effective January 1, 2005 the members of the Company transferred their respective ownership of the Company to a newly formed holding company (Devenir Group, LLC) in exchange for ownership interests in the holding company. The holding company is the sole owner of the Company and will be responsible for maintaining net capital requirements.

The transfer involved the transfer of property and equipment having a book value of $49,087 along with the assumption of the capital lease obligations of $10,474. Additionally, certain deposits totaling $5,632 were transferred as were operating leases for equipment and office space.

14. Subsequent event (continued)

The Company also entered into an Expense Sharing Agreement with the holding company making available the use of certain property and providing for the performance of certain services based on agreed upon expense allocations. The term of the agreement is for one year with renewal options thereafter.

On January 6, 2005, the NASD, pursuant to NASD Rule 1017 granted the continuance in membership application of the Company with regard to its change in ownership.

Devenir, LLC

Operating Expenses

Year Ended December 31, 2004 and from inception (February 3, 2003) through December 31, 2003	*2004*	*2003*
Depreciation		
Depreciation Expense	$ 9,256	$ 3,532
Employee Compensation and Benefits		
Wages and Guaranteed Payments	127,257	25,033
Placement Advertising	1,492	229
Workers' Compensation Insurance	498	120
Life, ADD, Disability	2,304	396
Dental	2,226	415
Medical, Net of Employee Reimbursements	11,800	2,448
Payroll Processing Fees	1,492	475
Payroll Taxes	12,061	2,341
Total Employee Compensation Benefits	159,130	31,457
Licenses and Permits		
Data Access License Fees	24,192	12,080
Other	3,487	2,903
Total License and Permits	27,679	14,983
Marketing and Promotional		
Promotional Items	-	859
Other	15,874	25,383
Total Marketing and Promotional	15,874	26,242
Occupancy		
Rent	66,922	17,564
Telephone	9,844	4,735
Utilities	816	444
Total Occupancy	77,582	22,743
Office		
Office Expense	665	612
Office Supplies	1,469	4,655
Postage and Delivery	3,677	1,789
Printing and Reproduction	4,737	5,977
Equipment Rental	6,160	928
Total Office	16,708	13,961

Operating Expenses (continued)

Year Ended December 31, 2004 and from inception (February 3, 2003) through December 31, 2003	*2004*	*2003*
Pershing Brokerage and Custodial Service Fees		
Pershing Charge	14,651	6,502
Pershing - Sundry Charges	14,903	4,295
Total Pershing Brokerage and Custodial Service Fees	29,554	10,797
Professional Fees		
Consulting	12,311	6,826
Legal	13,064	4,908
Accounting	9,715	2,375
National Association of Securities Dealers	5,429	7,368
Other	526	1,716
Total Professional Fees	41,045	23,193
Travel and Entertainment		
Gas and Mileage	200	308
Hotel	1,173	50
Parking	150	14
Meals	4,222	1,108
Other	4,090	922
Total Travel and Entertainment	9,835	2,402
Other		
Organization Costs	-	15,823
Bank Service Charges	279	160
Dues and Subscriptions	1,000	460
Insurance	911	939
Miscellaneous	218	10
Professional Development	220	1,881
Total Other	2,628	19,273
Total Operating Expenses	**$ 389,291**	**$ 168,583**

Computation of Net Capital Pursuant to Rule 15c3-1 and a Reconciliation Between Audited and Unaudited Statements of Financial Position

Year Ended December 31, 2004 and from inception (February 3, 2003) through December 31, 2003	*2004*	*2003*
Net Capital		
Total Members' Equity (Deficit)	$ (42,096)	$ 78,892
Less Members' Equity Not Allowable for Net Capital	-	-
Total Members' Equity (Deficit) Qualified for Net Capital	(42,096)	78,892
Add		
Subordinated Borrowings Allowable	125,000	25,000
Total Capital and Allowable Subordinated Borrowings	82,904	103,892
Deduct		
Nonallowable Assets		
Computer and Office Equipment	25,740	21,233
Furniture and Fixtures	34,079	23,711
Leasehold Improvements	957	957
Accumulated Depreciation	(11,689)	(3,532)
Deposits	5,632	5,306
Prepaid Expenses	77	315
Accounts Receivable	13,500	13,250
Accounts Receivable - Related Party	1,038	-
	69,334	61,240
Net Capital Before Haircuts on Securities Positions	13,570	42,652
Haircuts on Securities	-	-
Net Capital	$ 13,570	$ 42,652
Aggregate Indebtedness		
Items Included in Statement of Financial Position		
Capitalized Leases	$ 10,474	$ -
Accrued Interest	9,392	1,458
Accounts Payable	5,953	2,230
Total Aggregate Indebtedness	$ 25,819	$ 3,688
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess Net Capital	$ 8,570	$ 37,652
Ratio: Aggregate Indebtedness to Net Capital	1.903 to 1	.086 to 1

Computation of Net Capital Pursuant to Rule 15c3-1 and a Reconciliation Between Audited and Unaudited Statements of Financial Position (continued)

Year Ended December 31, 2004 and from inception (February 3, 2003) through December 31, 2003		*2004*		*2003*
Reconciliation With Company's Computation				
Net Capital, as Reported in Company's Part II Focus Report	$	13,570	$	43,969
Difference in Estimate of Accounts Receivable		-		(1,317)
Net Capital Per Above		13,570		42,652
Computation of Basic Net Capital Requirement				
Minimum Net Capital Required Company		5,000		5,000
Excess Net Capital	$	**8,570**	$	**37,652**

Computation for Determination of Reserve Requirements to Rule 15c3-3

December 31, 2004 and 2003

The Company is exempted from reporting this computation under rule 15c3-3(k)(1)(ii) because the Company is a qualifying introducing broker.

Information Relating to Possession or Control Requirements under Rule 15c3-3

December 31, 2004 and 2003

There were no security positions requiring disclosure under Rule 15c3-3.

Schedule of Segregation Requirements and Funds in Segregation Pursuant to The Commodity Exchange Act

December 31, 2004 and 2003

There were no funds that required segregation for customer trading on U.S. commodity exchanges; therefore, there is no disclosure.

Wilkerson, Guthmann + Johnson, Ltd.

6120 Earle Brown Drive
Suite 450
Minneapolis, MN 55430
763-560-1649 Tel
763-560-3844 Fax

55 East Fifth Street
Suite 1300
St. Paul, MN 55101-1790
651-222-1801 Tel
651-297-6929 Fax

21080 Olinda Trail North
Scandia, MN 55073
651-433-5885 Tel
651-433-4480 Fax

www.wgjcpa.com

Board of Governors and Members
Devenir, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedules of Devenir, LLC for the year ended December 31, 2004 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures following by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilkerson, Guthmann + Johnson

Wilkerson, Guthmann + Johnson, Ltd.
Minneapolis, Minnesota
February 11, 2005